Exhibit 8.1
List of Significant Subsidiaries of United Microelectronics Corporation

	Jurisdiction of	Percentage of Ownership as of
Company	Incorporation	December 31, 2008

UMC Group (USA)	California, USA	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
United Microelectronics Corp. (Samoa)	Samoa	100.00%
TLC Capital Co., Ltd	Taiwan, ROC	100.00%
UMCi Ltd.	Singapore	100.00%
Fortune Venture Capital Corp.	Taiwan, ROC	99.99%
United Microdisplay Optronics Corp.	Taiwan, ROC	89.99%
UMC Japan	Japan	52.64%
Unitruth Investment Corp.	Taiwan, ROC	99.99%
UMC Capital (USA)	California, USA	100.00%
ECP VITA Ltd.	British Virgin Islands	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth advisor (Shanghai) Co., Ltd.	China	100.00%